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EXHIBIT 11.2

ALLEGIANCE TELECOM, INC.
COMPUTATION OF PER SHARE EARNINGS (LOSS)
YEAR ENDED DECEMBER 31, 2000
(Dollars in thousands, except per share amounts)

	Number of Shares	Percent Outstanding	Equivalent Shares
Prior to Initial Public Offering
1997 Common Stock Offering	639	100.00%	639
After Initial Public Offering
1998 Common Stock Offering	15,000,000	100.00%	15,000,000
Preferred Stock Converted to Common Stock	60,511,692	100.00%	60,511,692
1999 Common Stock Offering	21,041,100	100.00%	21,041,100
2000 Common Stock Offering	10,703,109	90.70%	9,708,072
Treasury Shares	(327,495)	88.41%	(289,524)
Warrants Exercised	765,833	85.36%	653,733
Stock Options Exercised	900,990	68.28%	615,177
Cash in Lieu of Stock Split	(577)	83.88%	(484)
Employee Stock Discount Purchase Plan Shares Issued	255,301	81.95%	209,210
Common Stock Issued for Business Acquisitions	1,214,027	26.65%	323,498

WEIGHTED AVERAGE SHARES OUTSTANDING			107,773,112
NET LOSS APPLICABLE TO COMMON STOCK			$(277,567,000)
NET LOSS PER SHARE, BASIC AND DILUTED			$(2.58)

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ALLEGIANCE TELECOM, INC. COMPUTATION OF PER SHARE EARNINGS (LOSS) YEAR ENDED DECEMBER 31, 2000 (Dollars in thousands, except per share amounts)